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                             December 1, 2022

       Fredy Chalco
       VP of Corporate Finance
       AENZA S.A.A.
       Av. Petit Thouars 4957
       Miraflores
       Lima 34, Peru

                                                        Re: AENZA S.A.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-35991

       Dear Fredy Chalco :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that Vizcarra y Asociados S.C.R.L. -Moore Peru played a substantial role in the audits of your December
31, 2020 and 2019 audited consolidated financial statements, but was not registered with
the Public Company Accounting Oversight Board (   PCAOB   ). It
                                                        appears that a Form AP
was not filed with the PCAOB for the 2021 financial statement year; please tell us if
any accounting firms that were not registered with the PCAOB played a substantial
role in the audit of your December 31, 2021 audited consolidated financial statements.
Given that AENZA S.A.A. is an issuer, Section 102(a) of the
                                                        Sarbanes-Oxley Act and
PCAOB Rule 2100 require that any accounting firm playing a
                                                        substantial role in the
audit of an issuer be registered with the PCAOB. Please tell us how you intend to comply
with such requirements for your December 31, 2021 Form 20-F that currently is materially
deficient due to the non-compliant consolidated financial
                                                        statements.
 Fredy Chalco
AENZA S.A.A.
December 1, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
with any questions.



                                                          Sincerely,
FirstName LastNameFredy Chalco
                                                          Division of
Corporation Finance
Comapany NameAENZA S.A.A.
                                                          Office of Real Estate
& Construction
December 1, 2022 Page 2
cc:       Juan Mendez
FirstName LastName